UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CIG WIRELESS CORP.
(Name of Issuer)
Common Stock, $0.00001 par value
(Title of Class of Securities)
12551W 107
(CUSIP Number)

Brian Meyer Fir Tree Inc. 505 Fifth Avenue, 23rd Floor New York, New York 10017 (212) 599-0090	with a copy to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (212) 204-8688
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12551 W 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Fir Tree Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: New York

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 12551 W 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Fir Tree Capital Opportunity (LN) Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 12551 W 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Fir Tree REF III Tower LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): OO

Note to Schedule 13D:

This Amendment No. 9 to Schedule 13D (this “Amendment”) is being filed by Fir Tree Inc., a New York corporation (“Fir Tree”) on its own behalf and on behalf of Fir Tree Capital Opportunity (LN) Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”) and Fir Tree REF III Tower LLC, a Delaware limited liability company (“Fir Tree REF” and, collectively with Fir Tree Capital and Fir Tree, the “Reporting Persons”). Fir Tree is the investment manager to each of Fir Tree Capital and Fir Tree REF, and has the authority to cause them to purchase and sell securities issued by CIG Wireless Corp., a Nevada corporation (the “Issuer”) and to exercise any and all voting rights associated with such securities. In addition, as a result of the Restricted Stockholders’ appointment of Fir Tree as their proxy and attorney-in-fact pursuant to the restricted stock award agreements between the Issuer and certain officers, directors and employees of the Issuer (collectively, the “Restricted Stockholders”) with respect to certain shares of restricted common stock, par value $0.00001 per share, issued pursuant to the Issuer’s equity compensation plan (such shares, while such restrictions are in effect, the “Restricted Stock”), until the consummation of the Merger (as defined below), Fir Tree had the sole power to vote the Restricted Stock, while the restrictions on such shares remained in effect, with respect to all matters to which the Restricted Stockholders were entitled to vote.

This Amendment amends and supplements the Schedule 13D filed with respect to the Issuer filed by the Reporting Persons on August 12, 2013, as amended by Amendment No. 1 filed by the Reporting Persons on December 24, 2013, as amended by Amendment No. 2 filed by the Reporting Persons on January 6, 2014, as amended by Amendment No. 3 filed by the Reporting Persons on March 7, 2014, as amended by Amendment No. 4 filed by the Reporting Persons on March 14, 2014, as amended by Amendment No. 5 filed by the Reporting Persons on April 2, 2014, as amended by Amendment No. 6 filed by the Reporting Persons on July 3, 2014, as amended by Amendment No. 7 filed by the Reporting Persons on February 13, 2015 and as amended by Amendment No. 8 filed by the Reporting Persons on March 30, 2015 (as amended, the “Schedule 13D”). This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons. Capitalized terms not defined in this Amendment have the meanings given to such terms in this Schedule 13D, as previously amended.

Item 1.     Security and Issuer.

The class of equity securities to which this Amendment relates is the common stock, par value $0.00001 per share (the “Common Stock”) of:

CIG Wireless Corp.

11120 South Crown Way, Suite 1

Wellington, FL 33414

Item 3.     Source and Amount of Funds or Other Consideration.

The information in Item 4 of the Schedule 13D is incorporated into this Item 3 by reference. All of the shares of the Series A-2 Preferred Stock previously held by Fir Tree Capital and Fir Tree REF were acquired using the working capital of Fir Tree Capital and Fir Tree REF.

Item 4.     Purpose of Transaction.

The information in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 31, 2015, the Issuer issued to the Fir Tree Investors 9,386,490 shares of Series A-2 Preferred Stock pursuant to the anti-dilution provisions contained in the Certificate of Designation, which issuance was triggered by the exchange of certain Class A Interests in CIG LLC, an indirect subsidiary of the Issuer, for shares of Common Stock pursuant to the Amended and Restated Limited Liability Company Agreement of CIG LLC, dated June 30, 2012, as amended.

On April 1, 2015, the Issuer issued to the Fir Tree Investors, in lieu of cash dividends of $1,155,872.78 for the quarter ended March 31, 2015, (i) 11,558.74 shares of Series A-1 Preferred Stock; and (ii) 3,280,642 shares of Series A-2 Preferred Stock.

On April 1, 2015, the Issuer issued an additional 132,044 shares of Restricted Stock to the Restricted Stockholders pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances to the Fir Tree Investors on even date therewith, as described herein.

On May 15, 2015, the transactions contemplated by the Merger Agreement (the “Merger Transactions”) were consummated. As a result, (i) the 515,817.26 outstanding shares of Series A-1 Preferred Stock were converted into the right to receive the aggregate Series A-1 Preference Payment (as defined in Item 6 of this Schedule 13D), calculated at approximately $61.5 million, and (ii) the 122,098,108 outstanding shares of Series A-2 Preferred Stock were converted into the right to receive, in the aggregate, the approximately $25.9 million portion of the consideration in the Merger Transactions remaining after the payment of the aggregate Series A-1 Preference Payment. Immediately prior to the consummation of the Merger Transactions, Fir Tree Capital transferred its entire interest in the Series A-1 Preferred Stock and the Series A-2 Preferred Stock to Fir Tree REF. The approximately $25.9 million payment described in clause (ii) above is calculated net of a $2.25 million escrow fund set aside for the benefit of participating holders, as of the date of the closing of the Merger Transactions, of the Common Stock and the Series B Preferred Stock. Such $25.9 million payment was approximately $60.5 million less than the aggregate Series A-2 Preference Payment (as defined in Item 6 of this Schedule 13D), calculated at approximately $86.4 million, to which the holders of the Series A-2 Preferred Stock would otherwise have been entitled pursuant to the Certificate of Designation.

On May 15, 2015, as a result of the consummation of the Merger Transactions, all shares of Series B Preferred Stock and Common Stock (including the Restricted Stock) of the Issuer were cancelled pursuant to the terms of the Merger Agreement. Certain shares of Restricted Stock were cancelled upon payments made to executives pursuant to the Issuer’s 2015 Incentive Bonus Plan and related award agreements. As a result of the Merger Transactions, there are no longer any shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Common Stock or Restricted Stock outstanding, and the Issuer is now a wholly-owned subsidiary of Parent.

A summary of certain Merger Agreement Amendments, a Support Agreement Amendment and a Funding Agreement Amendment (each as defined in Item 6) that were entered into prior to the consummation of the Merger Transactions is set forth in Item 6 below, which description is incorporated herein by reference and qualified in its entirety by the full text of such documents as set forth in Exhibits 30 through 33, which are also incorporated by reference into this Item 4.

Item 5.        Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of each of the second, third and fourth pages of this Amendment are incorporated herein by reference. The information contained in Item 4 of this Amendment is incorporated by reference.

(c) Except for the transactions described in Item 4 of the Schedule 13D, as amended by this Amendment, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during (x) the sixty days prior to the obligation to file this Amendment and (y) the period from May 15, 2015 through the filing date of this Amendment.

(d) Not applicable

(e) May 15, 2015

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 26 and May 1, 2015, respectively, the Issuer, Parent and Merger Sub entered into the First Amendment to Agreement and Plan of Merger (the “First Merger Agreement Amendment”) and the Second Amendment to Agreement and Plan of Merger (the “Second Merger Agreement Amendment” and, together with the First Merger Agreement Amendment, the “Merger Agreement Amendments”). In addition, on May 1, 2015, the Issuer and the Fir Tree Investors entered into the First Amendment to Support Agreement (the “Support Agreement Amendment”) and the First Amendment to Funding Agreement (the “Funding Agreement Amendment” and, collectively with the Merger Agreement Amendments and the Support Agreement Amendment, the “Amendments”).

As a result of the Second Merger Agreement Amendment, the aggregate amount estimated to be paid by Parent in connection with the closing of the Merger Transactions, including the repayment of the outstanding indebtedness of the Issuer and certain other post-closing payments, increased as previously reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 6, 2015, which is incorporated by reference into this Schedule 13D. However, because the aggregate liquidation preferences of the Series A Preferred Stock under the Certificate of Designation were still significantly greater than the aggregate consideration in the Merger Transactions, as set forth in Item 4 above, no consideration was payable in the Merger Transactions in respect of the Series B Preferred Stock (including accrued but unpaid dividends thereon) or the Common Stock. The Funding Agreement Amendment allocated an additional $0.5 million to the fixed escrow amount that is set aside for the benefit of participating holders of Series B Preferred Stock and Common Stock. After giving effect to such increase, the escrow amount is $2.25 million. The allocation of the escrow amount to the holders of Common Stock determined by the Special Committee was $0.01 per share of Common Stock.

In addition, pursuant to the Second Merger Agreement Amendment, the Window-Shop End Date occurred upon the execution thereof on May 1, 2015 and the termination rights of the Issuer and the Fir Tree Investors related to the acceptance of a Superior Proposal were eliminated. Certain advance notice requirements related to the closing of the Merger Transactions were also shortened by the Second Merger Agreement Amendment from four business days to two business days.

In connection with the Amendments, the Special Committee, contingent upon the entry into the Funding Agreement Amendment and the Support Agreement Amendment, determined that the Transactions (as defined in the Merger Agreement, as amended) were advisable and were fair to, and in the best interests of, the Issuer and its stockholders (other than the Fir Tree Investors) and recommended to the board of directors of the Issuer that it approve such Transactions, the Merger Agreement, the Indemnification and Joinder Agreement, the Series A Holder Agreements (as defined in the Merger Agreement, as amended), and the Second Merger Agreement Amendment. The Board, in consideration of the unanimous recommendation of the Special Committee, (i) determined that the terms of the Second Merger Agreement Amendment and the transactions contemplated thereby were in the best interests of the Issuer and fair to its stockholders, (ii) approved, adopted and declared advisable the Second Merger Agreement Amendment and the transactions contemplated thereby and (iii) resolved to recommend to the Issuer’s stockholders that such holders approve the Second Merger Agreement Amendment.

The Second Merger Agreement Amendment was also approved by the updated written consent of the Reporting Persons, which constituted the holders of a majority of the Issuer’s voting capital stock, as required by the Support Agreement Amendment, as were the transactions contemplated by the Second Merger Agreement Amendment, the performance by the Issuer of its obligations pursuant to the Second Merger Agreement Amendment, and the other transaction documents related thereto.

The foregoing definitions and descriptions of the Merger Agreement Amendments, Support Agreement Amendment and Funding Agreement Amendment described in this Item 6 are generalized, do not purport to be complete and, as such, are subject to and qualified in their entirety by the full text of the respective agreements and documents, which have been attached hereto as exhibits and which are incorporated herein by reference. A copy of the Merger Agreement Amendments are attached as Exhibits 30 and 31, respectively, a copy of the Support Agreement Amendment is attached as Exhibit 32 and a copy of the Funding Agreement Amendment is attached as Exhibit 33 to this statement on Schedule 13D.

A summary of the consummation of the Merger Transactions is set forth in Item 4 above, which description is incorporated herein by reference.

Item 7.       Material to be filed as exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented to include the following additional exhibits, which are also incorporated into the Schedule 13D and this Amendment:

Exhibit 30	First Amendment to Agreement and Plan of Merger, dated as of March 26, 2015, among CiG Wireless Corp., Vertical Bridge Acquisitions, LLC and Vertical Steel Merger Sub Inc., incorporated by reference to Annex B to the Definitive Information Statement on Schedule 14C filed by CiG Wireless Corp. with the U.S. Securities and Exchange Commission on April 16, 2015.

Exhibit 31	Second Amendment to Agreement and Plan of Merger, dated as of May 1, 2015, among CiG Wireless Corp., Vertical Bridge Acquisitions, LLC and Vertical Steel Merger Sub Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CiG Wireless Corp. with the Securities and Exchange Commission on May 6, 2015.

Exhibit 32	First Amendment to Support Agreement, dated as of May 1, 2015, among CiG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CiG Wireless Corp. with the Securities and Exchange Commission on May 6, 2015.

Exhibit 33	First Amendment to Funding Agreement, dated as of May 1, 2015, among CiG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CiG Wireless Corp. with the Securities and Exchange Commission on May 6, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 27, 2015

FIR TREE, INC.

By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE CAPITAL OPPORTUNITY (LN) MASTER FUND, L.P

By:	FIR TREE INC., its Manager
By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE REF III TOWER LLC

By:	FIR TREE INC., its Manager
By:	/s/ James Walker
Name: James Walker
Title: Managing Director

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).